Exhibit 99.1

         NASDAQ: APM

Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2019

NEW YORK, September 9, 2019 – Aptorum Group Limited (“Aptorum Group” or the “Company”) (NASDAQ: APM), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, today provided a business update and announced financial results for the six months ended June 30, 2019.

“During the first six months of 2019, Aptorum Group achieved a number of milestones. Across our pipeline, ALS-4, the drug candidate for the treatment of infections caused by Staphylococcus aureus including methicillin-resistant Staphylococcus aureus (MRSA), has been progressing well and already entered IND-enabling studies. The first series of GLP toxicology study has been completed and we plan to target the related IND submission around the first to second calendar quarter of 2020. After which, hybrid clinical studies are being designed and are planned to take place in North America. We are also excited to announce the investigation and development of two new preclinical drug candidates, CLS-1 and SACT-1, targeting obesity and neuroblastoma under our recently announced Claves and Smart-ACTTM platforms respectively. Under both platforms, Aptorum Group will continue to drive the discovery and development of new therapeutic candidates focused on unmet needs related to gastrointestinal microbiome and in the orphan diseases area,” said Ian Huen, Founder and Chief Executive Officer of Aptorum Group. “To promote further exciting venture opportunities, on April 24, 2019, we entered into a Master Collaboration Agreement with Singapore based A*ccelerate Technologies Pte Ltd, the enterprise office of the government research institution Agency for Science, Technology and Research (A*STAR), pursuant to which the parties may contribute up to an aggregate of $90 million cash and in-kind contributions to suitable start-ups. Through this agreement, Aptorum Group and A*ccelerate intend to jointly create a number of deep tech healthcare and life sciences based ventures in Singapore over the next five years.”

Recent Business Updates

-	Aptorum Group has commenced the investigational new drug (IND)-enabling studies for ALS-4, the small drug molecule candidate indicated for the treatment of infections caused by Staphylococcus aureus including methicillin-resistant Staphylococcus aureus (MRSA, a “super-bug”) based on a novel anti-virulence approach.
-	Claves Life Sciences Limited, a wholly owned subsidiary of Aptorum Group, established a novel therapeutic platform for the treatment of various diseases via modulation of the chemical signaling relating to gut microbiota. Investigation and development of a new preclinical drug candidate, CLS-1, targeting obesity have commenced with the view to commence IND enabling studies in 2020.
-	Aptorum Group has established a new subsidiary, Smart Pharma, which operates its novel computational repurposed drug discovery, modeling and validation platform, i.e. the Smart-ACTTM platform. Abbreviated for Accelerated Commercialization of Therapeutics, Smart-ACTTM encompasses state-of-the-art technology to perform systematic screening and repurposing of approved drug molecules against thoughtfully selected therapeutic targets. Specifically, the Smart-ACTTM platform comprises of a network of modules and processes that simulate the effectiveness of drug molecules against diseases for outcome prediction and selection. The Smart-ACTTM platform will initially focus on the screening and repurposing of drug molecules for orphan diseases and diseases with other rare unmet medical needs. Under the Smart-ACTTM platform, computational screening has been completed for 1,615 marketed drugs against 3 therapeutic target proteins which are related to poor prognosis of neuroblastoma. The selected candidates under the SACT-1 program, which is looking for a cure for neuroblastoma, are currently being investigated and undergoing preclinical development.
-	Aptorum Group, Aeneas Capital Limited and A*ccelerate Technologies Pte Ltd, the enterprise office of the Agency for Science, Technology and Research (A*STAR), signed a contribution agreement to co-create local deep tech start-ups in the healthcare and life sciences sector. Through this agreement, Aptorum Group and A*ccelerate intend to jointly create up to 20 deep tech ventures in Singapore over the next five years. These enterprises will leverage technologies co-developed by A*STAR research institutes and Aptorum Group. The parties agreed to contribute up to an aggregate of $90 million in cash or in-kind contributions to create these ventures.

          NASDAQ: APM

Upcoming Milestones

-	For ALS-4, Aptorum Group anticipates filing an IND submission in the first or second calendar quarter of 2020 and a hybrid Phase 1 clinical study is currently planned in North America with both healthy volunteers and patients to obtain preliminary efficacy readout.

Financial Results for the Six Months Ended June 30, 2019

Aptorum Group reported a net loss of $9.6 million for the six months ended June 30, 2019 compared to $5.5 million for the same period in 2018. The increase in net loss in current period was driven by increase in research and development expenses, general and administrative fees and legal and professional fees.

Research and development expenses were $2.7 million for the six months ended June 30, 2019 compared to $1.3 million for the same period in 2018. The increase was primarily due to the incurred expenses for new sponsored research entered into with Universities in such period, and the full operation of research and development was started in the second half of 2018 which led to depreciation and increase in payroll expenses since second half of 2018.

General and administrative fees were $3.2 million for the six months ended June 30, 2019 compared to $2.2 million for the same period in 2018. The increase was mainly driven by increased headcount in the Group to support the business development, and the higher amounts of insurance expense incurred after the Company listed its securities on NASDAQ.

Legal and professional fees were $2.0 million for the six months ended June 30, 2019 compared to $1.1 million for the same period in 2018. The increase in legal and professional fees was mainly due to the increasing need for consultancy services on various projects.

As of June 30, 2019, cash and marketable securities totaled approximately $6.1 million and total equity was in excess of $24.0 million.

On August 13, 2019, Aptorum Group entered into financing arrangements allowing the Company to access up to a total $15.0 million in line of credit debt financing. As of the date of this release, the Company has not yet drawn down from this line of credit.

Aptorum Group expects that its existing cash and marketable securities, together with expected and committed cash from existing collaborations, will enable it to fund its operating and capital expenditure requirements to the end of 2020.

About Aptorum Group

Aptorum Group is a pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing therapeutic technologies to tackle unmet medical needs. The company is pursuing therapeutic projects in infectious diseases, gastroenterology, orphan diseases and other disease areas.

For more information about the Company, please visit www.aptorumgroup.com.

Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

          NASDAQ: APM

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	As of June 30, 2019	As of December 31, 2018
	(unaudited)
ASSETS
Current assets:
Cash	$4,466,741	$12,006,624
Restricted cash	-	14,100,614
Digital currencies	117,482	-
Accounts receivable	8,367	2,827
Inventories	33,911	30,642
Marketable securities, at fair value	1,669,096	1,014,338
Investments in derivatives	425,916	115,721
Amounts due from related parties	-	169,051
Due from brokers	109,134	818,968
Other receivables and prepayments	911,997	464,156
Total current assets	7,742,644	28,722,941
Property, plant and equipment, net	5,777,657	4,260,602
Non-marketable investments	7,112,180	7,094,712
Intangible assets, net	1,347,594	1,409,540
Amounts due from related parties	50,000	50,000
Long-term prepayments	2,048,570	3,417,178
Loan receivable	571,975	-
Other non-current asset	89,750	119,667
Total Assets	$24,740,370	$45,074,640

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$3,512	$33,417
Accounts payable and accrued expenses	548,433	1,247,147
Finance lease payable, current portion	45,196	43,877
Warrant liabilities	-	753,118
Convertible debts	-	10,107,306
Total current liabilities	597,141	12,184,865
Finance lease payable, non-current portion	120,941	143,873
Total Liabilities	$718,082	$12,328,738
Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 6,597,362 shares issued and outstanding as at June 30, 2019 and 6,537,269 shares issued and outstanding as at December 31, 2018, respectively)	$6,597,362	$6,537,269
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as at June 30, 2019 and December 31, 2018)	22,437,754	22,437,754
Additional paid-in capital	23,857,814	23,003,285
Accumulated other comprehensive gain (loss)	7,345	(1,484,688)
Accumulated deficit	(27,957,689)	(17,379,185)
Total equity attributable to the shareholders of Aptorum Group Limited	24,942,586	33,114,435
Non-controlling interests	(920,298)	(368,533)
Total equity	24,022,288	32,745,902
Total Liabilities and Equity	$24,740,370	$45,074,640

          NASDAQ: APM

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2019	2018
	(unaudited)	(unaudited)
Revenue
Healthcare services income	$239,792	$26,662

Operating expenses
Costs of healthcare services	(371,218)	(22,749)
Research and development expenses	(2,714,217)	(1,342,179)
General and administrative fees	(3,232,916)	(2,238,025)
Legal and professional fees	(2,008,774)	(1,063,032)
Other operating expenses	(120,788)	(235,413)
Total operating expenses	(8,447,913)	(4,901,398)

Other loss
Gain on investments in marketable securities, net	315,977	-
Gain on non-marketable investment	1,147,199	-
Gain (loss) on investments in derivatives, net	310,195	(359,844)
Realized gain on sale of digital currencies	12,334	-
Changes in fair value of warrant liabilities	(866,300)	-
Gain on extinguishment of convertible debts	1,198,490	-
Interest expense, net	(3,678,566)	(301,362)
Sundry income	128,444	-
Total other loss, net	(1,432,227)	(661,206)

Net loss	$(9,640,348)	$(5,535,942)
Less: net loss attributable to non-controlling interests	(551,877)	(47,570)
Net loss attributable to Aptorum Group Limited	$(9,088,471)	$(5,488,372)
Net loss per share – basic and diluted	$(0.31)	$(0.20)
Weighted-average shares outstanding – basic and diluted	28,978,151	27,864,135
Net loss	$(9,640,348)	$(5,535,942)
Other Comprehensive income (loss)
Unrealized loss on investments in available-for-sale securities	-	(178,027)
Exchange differences on translation of foreign operations	2,000	167
Other Comprehensive income (loss)	2,000	(177,860)
Comprehensive loss	(9,638,348)	(5,713,802)
Less: comprehensive loss attributable to non-controlling interests	(551,877)	(47,570)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(9,086,471)	(5,666,232)

          NASDAQ: APM

Contact

Investor relations:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com